SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of July 2025

Commission File Number: 001-37829

NISUN INTERNATIONAL ENTERPRISE DEVELOPMENT GROUP CO., LTD

(Registrant’s name)

21F, 55 Loushanguan Rd

Changning District Shanghai 200336

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F  ☒          Form 40-F  ☐

Explanatory Note:

On July 2, 2025, Mr. Sheng Tang tendered his resignation as a director of Nisun International Enterprise Development Group Co., Ltd (the “Company”) due to personal reasons. Mr. Tang’s resignation was not the result of any disagreements with the Company, its management or the Board.

The Board is in the process of seeking a replacement director to fill the vacancy created by the departure of Mr. Tang.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nisun International Enterprise Development Group Co., Ltd

Date: July 7, 2025	By:	/s/ Xin Liu
	Name:	Xin Liu
	Title:	Chief Executive Officer (Principal Executive Officer) and Duly Authorized Officer

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